Company Statements Relating
                      To Forward Looking Information
                       (Filed Pursuant to Rule 175)


1. Extract from press releases issued by the Company on October 16 and 19, 1995:

            Mr. Robert P. Luciano, Chairman and Chief Executive
             Officer, commenting on the Company's earnings per share for 1995 stated that he expects earnings per share for the full year 1995 will come in at slightly more than $2.80.